

Entity Profile Information

Viewed on October 18, 2021

NFA ID 0283953 BANK OF NOVA SCOTIA THE

Current Status Information

Branch ID	Status	Effective Date
	NFA MEMBER APPROVED	05/13/2013
	SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
	NFA ID 0424673 SCOTIA CAPITAL USA INC	
	PRINCIPAL APPROVED	09/21/2010

Status History Information

Status	Effective Date
NFA MEMBER APPROVED	05/13/2013
SWAP DEALER PROVISIONALLY REGISTERED	12/31/2012
NFA MEMBER PENDING	12/12/2012
SWAP DEALER PENDING	12/12/2012
EXEMPT FOREIGN FIRM WITHDRAWN	10/07/2004
EXEMPT FOREIGN FIRM APPROVED	01/26/2001
EXEMPT FOREIGN FIRM PENDING	12/05/1997

NFA ID 0424673 SCOTIA CAPITAL USA INC

PRINCIPAL APPROVED	09/21/2010

Outstanding Requirements

Annual Due Date: 6/1/2022

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2021

ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2022

Disciplined Employee Summary



Business Information

Name	BANK OF NOVA SCOTIA THE
Form of Organization	CORPORATION
Country	CANADA
Federal EIN	134941099
Business Address	
Street Address 1	1709 HOLLIS STREET
City	HALIFAX
Province	NOVA SCOTIA
Zip/Postal Code	B3J 3B7
Country	CANADA
Phone Number	416-866-6161
Fax Number	416-866-3750
Email	EMAIL@SCOTIABANK.COM
Website/URL	WWW.SCOTIABANK.COM
CRD/IARD ID	Not provided
	CORPORATION
	F



Exempt Foreign Firm Contact Information

Exempt Foreign Firm Contact Address

First Name	JUNG
Last Name	LEE
Title	DIRECTOR SWAP DEALER COMPLIANCE
Street Address 1	250 VESEY STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10281
Country	UNITED STATES
Phone	347-885-2563
Email	JUNG.LEE@SCOTIABANK.COM



Other Names

NFA ID 0283953 BANK OF NOVA SCOTIA THE

SCOTIABANK

DBA   IN USE

SCOTIAMOCATTA

DBA   NOT IN USE



Location of Business Records

NFA ID 0283953 BANK OF NOVA SCOTIA THE

Street Address 1	SCOTIA PLAZA
Street Address 2	44 KING STREET WEST
City	TORONTO
Province	NOVA SCOTIA
Zip/Postal Code	M5H 1H1
Country	CANADA



U.S. Address for the Production of Business Records

NFA ID 0283953 BANK OF NOVA SCOTIA THE

Office Of	THE BANK OF NOVA SCOTIA - NY AGENCY
Street Address 1	250 VESEY STREET
City	NEW YORK
State	NEW YORK
Zip/Postal Code	10281



Principal Information

Viewed on October 18, 2021

NFA ID 0283953 BANK OF NOVA SCOTIA THE

Individual Information

NFA ID	0480212
Name	AUFREITER, NORA ANNE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	10-08-2014

NFA ID	0473960
Name	BABATZ, GUILLERMO ENRIQUE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-26-2014

NFA ID	0493486
Name	BONHAM, SCOTT WAYNE BARCLAY
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-21-2016

NFA ID	0540584
Name	CALLAHAN, DANIEL HUGHES
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-30-2021

NFA ID	0526052
Name	DUSSEAU, SEAN M
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	11-08-2019

NFA ID	0537099
Name	GORDON, SARAH
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	06-29-2021

NFA ID	0483013
Name	HASKINS, KEITH PRUYN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-28-2015

NFA ID	0509164
Name	LAWRENCE, JASON PAUL
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	01-18-2019

NFA ID	0488363
Name	MARCOCCIA, LORETTA
TItle(s)	CHIEF OPERATING OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	10-13-2020

NFA ID	0519296
Name	NEATE, JAMES
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-08-2019

NFA ID	0533099
Name	PATTERSON, LYNN KATHERINE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED

Effective Date	10-15-2020
NFA ID	0533876
Name	PATTISON, DEREK STEWART
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	10-26-2020
NFA ID	0506413
Name	PENNER, MICHAEL DAVID
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-23-2017
NFA ID	0453357
Name	PORTER, BRIAN JOHNSTON
TItle(s)	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012
NFA ID	0496084
Name	POWER, UNA MARIE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-28-2016
NFA ID	0462077
Name	REGENT, AARON WILLIAM
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-12-2013
NFA ID	0534533
Name	ROVINESCU, CALIN
TItle(s)	DIRECTOR
10% or More Interest	No

Status	APPROVED
Effective Date	01-11-2021

NFA ID	0533165
Name	SCURFIELD, PAUL MORGAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	09-24-2020

NFA ID	0452917
Name	SEGAL, SUSAN LOUISE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-31-2012

NFA ID	0496085
Name	THOMSON, LAWREN SCOTT
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	06-28-2016

NFA ID	0514467
Name	VISWANATHAN, RAJAGOPAL
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	06-19-2018

NFA ID	0298517
Name	WARMBOLD, BENITA MARIE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	11-27-2018

Holding Company Information

Not provided



Principal Name and Financial Interest

Current Firms

Sponsor ID	Sponsor Name	Title(s)	10% or more interest?
0424673	SCOTIA CAPITAL USA INC		Y



Non-U.S. Regulator Information

Viewed on October 18, 2021

NFA ID 0283953 BANK OF NOVA SCOTIA THE

THE OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS (CANADA) FINANCIAL SERVICES AUTHORITY (UK) HONG KONG MONETARY AUTHORITY SECURITIES AND FUTURES COMMISSION CHINA BANKING REGULATORY COMMISSION PEOPLE'S BANK OF CHINA STATE ADMINISTRATION OF FOREIGN EXCHANGE RESERVE BANK OF INDIA SECURITIES & EXCHANGE BOARD OF INDIA BANK NEGARA MALAYSIA LABUAN FINANCIAL SERVICES AUTHORITY MONETARY AUTHORITY OF SINGAPORE FINANCIAL SUPERVISORY COMMISSION CENTRAL BANK OF THE REPUBLIC OF CHINA TAIWAN FINANCIAL SERVICES COMMISSION FINANCIAL SUPERVISORY SERVICES KOREA EXCHANGE FINANCIAL SERVICES AGENCY CENTRAL BANK OF EGYPT GENERAL AUTHORITY FOR INVESTMENT



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes



Disciplinary Information - Regulatory Disclosures

Viewed on October 18, 2021

NFA ID 0283953 BANK OF NOVA SCOTIA THE

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

No



Registration Contact Information

First Name	HEIDI
Last Name	FEENEY
Title	COMPLIANCE OFFICER
Street Address 1	250 VESEY STREET
Street Address 2	24TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10281
Country	UNITED STATES
Phone	212-225-6574
Fax	212-225-6773
Email	HEIDI.FEENEY@SCOTIABANK.COM



Enforcement/Compliance Communication Contact Information

First Name	SEAN
Last Name	DUSSEAU
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	250 VESEY STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10281
Country	UNITED STATES
Phone	212-225-5111
Email	SEAN.DUSSEAU@SCOTIABANK.COM

First Name	JUNG
Last Name	LEE
Title	DIRECTOR
Street Address 1	250 VESEY STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10281
Country	UNITED STATES
Phone	347-885-2563
Email	DERIVATIVESCOMPLIANCE@SCOTIABANK.COM



Membership Information

NFA ID 0283953 BANK OF NOVA SCOTIA THE

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? Yes

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM



Membership Contact Information

Membership Contact

First Name	HEIDI
Last Name	FEENEY
Title	COMPLIANCE OFFICER
Street Address 1	250 VESEY STREET
Street Address 2	24TH FLOOR
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10281
Country	UNITED STATES
Phone	212-225-6574
Fax	212-225-6773
Email	HEIDI.FEENEY@SCOTIABANK.COM

Accounting Contact

First Name	SHAREZ
Last Name	LAWS
Title	ASSOCIATE
Street Address 1	40 KING STREET WEST
Street Address 2	56TH FLOOR
Street Address 3	REGULATORY BUSINESS SUSTAINMENT
City	TORONTO
Province	ONTARIO
Zip/Postal Code	M5H 4A9
Country	CANADA
Phone	(416) 862-3941
Email	SHAREZ.LAWS@SCOTIABANK.COM

Arbitration Contact

First Name	ANNA
Last Name	DOMYANCIC
Title	DIRECTOR SENIOR LEGAL COUNSEL
Street Address 1	250 VESEY STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10281
Country	UNITED STATES
Phone	917-603-9083
Email	ANNA.DOMYANCIC@SCOTIABANK.COM

Compliance Contact

First Name	SEAN
Last Name	DUSSEAU
Title	SWAP DEALER CCO AND VICE PRESIDENT
Street Address 1	250 VESEY STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10281
Country	UNITED STATES
Phone	212-225-5111
Email	SEAN.DUSSEAU@SCOTIABANK.COM

Chief Compliance Officer Contact

First Name	SEAN
Last Name	DUSSEAU
Title	SWAP DEALER CCO AND VICE PRESIDENT
Street Address 1	250 VESEY STREET
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10281
Country	UNITED STATES
Phone	212-225-5111
Email	SEAN.DUSSEAU@SCOTIABANK.COM



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NFA ID 0283953 Enter BANK OF NOVA SCOTIA THE

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Online Registration System

Disciplinary Information - Firm Criminal Disclosure Matter Page

NFA ID 0283953 - BANK OF NOVA SCOTIA THE

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

Back to Summary

Disclosure Questions

Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.

Check the question(s) you are disclosing the criminal action under: Show Questions

☐ A ☐ B ☑ C

Criminal Case Information

COURT TYPE AND FILING DATE

Court Type:
FEDERAL COURT

Date Filed:
AUGUST 2019

COURT INFORMATION

Name of Court: UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY

City or County: TRENTON

State: NEW JERSEY

Country: UNITED STATES

CASE INFORMATION

Case Number: CASE NO. 20-707 (MAS)

Case Status: FINAL

Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

Show [All ▼] entries   Search: [_____]

Formal Charge Description	Classification	Plea Entered	Disposition
18 U.S.C. SEC. 1343 (WIRE FRAUD) AND 7 U.S.C. SEC. 13(A)(2) (ATTEMPTED PRICE MANIPULATION)	FELONY	NO PLEA ENTERED	OTHER - DEFERRED PROSECUTION AGREEMENT

Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

On August 19, 2020, The Bank of Nova Scotia ("BNS") entered into a deferred prosecution agreement ("DPA") with the United States Department of Justice, Criminal Division, Fraud Section, and the United States Attorney's Office for the District of New Jersey (collectively, the "Fraud Section and the Office") with respect to a two-count criminal information that was filed on the same date in the United States District Court for the District of New Jersey, charging BNS with wire fraud, in violation of Title 18, United States Code, Section 1343, and attempted price manipulation, in violation of Title 7, United States Code, Section 13(a)(2) (the "Information"). BNS waived indictment, consented to the filing of the Information, and accepted and acknowledged responsibility for the acts of its officers, directors, employees, and agents as charged in the Information and as set forth in the Statement of Facts accompanying the DPA. A plea was not entered in respect of any of the charges.

As described in the Statement of Facts attached to the DPA, from approximately January 2008 to July 2016, four precious metals traders located in New York, London, and Hong Kong, engaged in fraudulent and manipulative trading practices in connection with the purchase and sale of gold and silver futures contracts traded on Commodity Exchange Inc. (COMEX) and platinum, and palladium futures contracts traded on the New York Mercantile Exchange Inc. (NYMEX). Further, as discussed in the Statement of Facts, BNS's compliance function failed to detect or prevent the traders' unlawful trading practices and, between approximately August 2013 and February 2016, three compliance officers had

Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

◀ Back to Summary

Online Registration System

Disciplinary Information - Criminal Disclosure Matter Summary

NFA ID

0283953

BANK OF NOVA SCOTIA THE

To view a current Disclosure Matter Page (DMP), click the link in the Date DMP Filed column. To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

Current Criminal Disclosure Matter Summary (1 DMP)

Show 100 entries Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
C	17244	09/10/2020	UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY CASE NO. 20-707 (MAS)	FINAL	8/2019		

Archived Criminal Disclosure Matter Summary

There are currently no archived DMPs.

Firm Criminal Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on September 10, 2020
NFA ID 0283953 BANK OF NOVA SCOTIA THE
Submitted by HEIDI FEENEY (FEENEYH)

The question(s) you are disclosing the criminal action under:

☑ C.

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

Criminal Case Information

Formal Charge(s) Information

Filing Location	FEDERAL COURT
Date Filed	August 2019

Court Information

Name of Court	UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY
City or County	TRENTON
State	NEW JERSEY
Country	UNITED STATES
Case Information	
Case Number	CASE NO. 20-707 (MAS)
Case Status	FINAL

Charge Details

Formal Charge Description	18 U.S.C. SEC. 1343 (WIRE FRAUD) AND 7 U.S.C. SEC. 13(A)(2) (ATTEMPTED PRICE MANIPULATION)
Classification	FELONY
Plea Entered	NO PLEA ENTERED
Disposition	OTHER - DEFERRED PROSECUTION AGREEMENT

Comments

On August 19, 2020, The Bank of Nova Scotia ("BNS") entered into a deferred prosecution agreement ("DPA") with the United States Department of Justice, Criminal Division, Fraud Section, and the United States Attorney's Office for the District of New Jersey (collectively, the "Fraud Section and the Office") with respect to a two-count criminal information that was filed on the same date in the United States District Court for the District of New Jersey, charging BNS with wire fraud, in violation of Title 18, United States Code, Section 1343, and attempted price manipulation, in violation of Title 7, United States Code, Section 13(a)(2) (the "Information"). BNS waived indictment, consented to the filing of the Information, and accepted and acknowledged responsibility for the acts of its officers, directors, employees, and agents as charged in the Information and as set forth in the Statement of Facts accompanying the DPA. A plea was not entered in respect of any of the charges.

As described in the Statement of Facts attached to the DPA, from approximately January 2008 to July 2016, four precious metals traders located in New York, London, and Hong Kong, engaged in fraudulent and manipulative trading practices in connection with the purchase and sale of gold and silver futures contracts traded on Commodity Exchange Inc. (COMEX) and platinum, and palladium futures contracts traded on the New York Mercantile Exchange Inc. (NYMEX). Further, as discussed in the Statement of Facts, BNS's compliance function failed to detect or prevent the traders' unlawful trading practices and, between approximately August 2013 and February 2016, three compliance officers had substantial information regarding unlawful trading by one of the traders but failed to prevent further unlawful conduct by that trader. Pursuant to the DPA, BNS agreed to pay a total of $60.4 million, including a $42 million criminal monetary penalty (half of which was offset against a civil monetary penalty paid to the Commodity Futures Trading Commission, disgorgement of approximately $11.8 million, and a victim compensation payment of approximately $6.6 million. BNS also agreed to continue to cooperate with the Fraud Section and Office in any ongoing investigations and prosecutions relating to the underlying misconduct, modify its compliance program where necessary and appropriate, and retain an independent compliance monitor for a period of three years. Prosecution was deferred for three years from the date the independent compliance monitored is retained. And if BNS complies with the terms of the DPA, the charges against BNS will be dismissed 3.5 years from the date the monitor is retained.

Supporting Documentation

Not provided